SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549






__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
   CENTRAL AND SOUTH WEST CORPORATION, ET AL      :  CERTIFICATE
                                                  :
               File No. 70-8327                   :       OF
                                                  :
  (Public Utility Holding Company Act of 1935)    :  NOTIFICATION
__________________________________________________:






    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation
(CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period October 1, 1995 through December 31, 1995.








The requested information for the fourth quarter of 1995 is as follows:


                         CPL        PSO        SWEPCO     WTU     TOTAL
LIST OF                           City of
MUNICIPALITIES          None     Bixby, OK      None     None       1
TO WHICH
SERVICES WERE
PROVIDED

AMOUNT OF
REVENUES                None        None        None     None      None
RECEIVED

EXPENSES                None       $8,329       None     None    $8,329


                                SIGNATURE

     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 12th day of February 1996.


                                    Central Power and Light Company
                                    Public Service Company of Oklahoma
                                    Southwestern Electric Power Company
                                    West Texas Utilities Company

                                    /s/ R. Russell Davis
                                        R. Russell Davis
                                        Controller